Form C

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Cover Page

Name of issuer:

I Was Happy Yesterday LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

5/7/2026

Physical address of issuer:

8 The Green
Dover, DE 19901

Website of issuer:

https://iwashappyyesterdayfilm.wordpress.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

Describe the security offered:

Film Financing Agreement

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

I Was Happy Yesterday LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Sally Ghaly	Founder + Producer	Madcap Pictures	2026
John Mathis	Director	Nonlinear Studios	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sally Ghaly	Chief Executive Manager	2026

John Mathis	Co-Manager/Creative Director	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
John Mathis	50%+
Sally Ghaly	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The company's film production activities are highly vulnerable to external disruptions including pandemics, natural disasters, extreme weather events, civil unrest, or other force majeure events that could delay or prevent production activities. The COVID-19 pandemic demonstrated how quickly film production can be halted industry-wide, and similar disruptions could occur in the future. Production delays can result in cost overruns due to extended equipment rentals, crew holding fees, location rebooking costs, and loss of cast or crew availability. With the company's very limited cash reserves, any significant production delay could exhaust available funds before the film is completed. The company has not disclosed any contingency plans, insurance coverage, or financial reserves to address potential disruptions. Additionally, economic downturns or recessions can significantly impact consumer spending on entertainment, reducing potential revenue even if the film is successfully completed and distributed.

> The company's website does not contain information about I Was Happy Yesterday, Inc. or its business operations. Instead, the provided website displays only Instagram login pages and standard social media content unrelated to the company. This absence of accessible company information raises significant concerns about operational transparency, business legitimacy, and the company's ability to communicate effectively with investors and customers. Investors have no independent means to verify the company's business activities, products, services, or market presence through publicly available channels. This lack of transparency may indicate inadequate business infrastructure, poor corporate governance, or an underdeveloped business operation. Without verifiable information about the company's actual business activities, investors cannot adequately assess the viability of the business model or the likelihood of achieving stated objectives.

> I Was Happy Yesterday, Inc. is an early-stage company with extremely limited operating history upon which investors can evaluate its business and prospects. The company was incorporated very recently and has minimal operational track record. The company has not demonstrated its ability to execute its business plan, generate sustainable revenue, or achieve profitability. Early-stage companies face numerous challenges including establishing market presence, developing operational capabilities, and building customer relationships. There is no assurance that the company will be able to successfully implement its business strategy or overcome the obstacles typically faced by newly formed enterprises. The lack of historical financial performance makes it difficult for investors to assess the company's future prospects or likelihood of success.

> The company currently employs only two individuals, creating significant operational and execution risks. With such minimal staffing, the company lacks organizational depth and redundancy in critical business functions. The loss of either employee could severely impair or halt business operations entirely. The company's ability to execute its business plan, complete the proposed film production, manage post-production activities, and conduct marketing efforts depends entirely on this extremely small team. There is substantial risk that the company does not have adequate human resources to handle the complex demands of film production, distribution, and business operations simultaneously. The company does not maintain key person life insurance on any personnel. Additionally, with only two employees, there is limited ability to segregate duties, implement proper internal controls, or provide oversight and accountability in business operations.

> The company has not disclosed any officers or directors in its filing materials. This absence of identified leadership raises serious concerns about corporate governance, accountability, and decision-making authority within the organization. Investors have no information about who is responsible for managing the company's operations, making strategic decisions, or overseeing the use of investor funds. The lack of a disclosed management team or board of directors suggests inadequate corporate structure and governance practices. Without identified officers and directors, there is no clear accountability for business performance, fiduciary duties to investors, or oversight of company activities. This governance vacuum increases the risk of mismanagement, conflicts of interest, and decisions that may not align with investor interests. Investors will have no recourse to specific individuals responsible for the company's performance or conduct.

> The company's business plan centers on producing and marketing a film, an endeavor that carries substantial execution risks inherent to the entertainment industry. Film production involves complex coordination of creative talent, technical crew, equipment, locations, post-production services, and numerous other variables that can result in cost overruns, delays, or quality issues. The company has acknowledged that it requires minimum funding to complete the film as currently budgeted and has indicated it may need to review and revise the budget if full funding is not obtained. This budget uncertainty creates risk that the film may not be completed as originally envisioned, may require significant compromises in production quality or scope, or may not be completed at all if adequate funding cannot be secured. The company's contingency plan to potentially conduct a second funding round for marketing activities introduces additional uncertainty about the project's ultimate completion and commercial viability. The company's extremely limited personnel and lack of disclosed experience in film production further compound these execution risks.

The company has very limited cash reserves and is entirely dependent on this crowdfunding offering to fund its operations and film production activities. Without adequate funding from this offering, the company will be unable to execute its business plan or complete the proposed film project. The company's minimal cash position means it has virtually no runway to sustain operations, pay employees, or cover basic business expenses while seeking alternative funding sources. If this offering does not raise sufficient capital, the company may be forced to cease operations, abandon the film project, or seek emergency financing on potentially unfavorable terms. The company has acknowledged that if it cannot raise the total target amount, it will need to review the budget and assess viability with whatever funds are raised, creating significant uncertainty about what investors' capital will actually fund and whether any meaningful business activities can be completed with partial funding.

The company has not demonstrated any ability to generate revenue and has no established path to profitability. As an early-stage film production venture, the company faces substantial uncertainty regarding if and when it will generate any revenue from its proposed film project. Revenue generation in the film industry depends on numerous factors including production quality, distribution arrangements, market reception, competition from other entertainment content, and consumer preferences, all of which are highly unpredictable. Even if the film is completed, there is no assurance that it will secure distribution, attract audiences, or generate sufficient revenue to recoup production and marketing costs, let alone provide returns to investors. The company may never achieve profitability or generate positive cash flow. Investors should expect that their investment may result in total loss with no revenue or returns ever realized.

The company will require substantial additional capital beyond the funds raised in this offering to fully execute its business plan and achieve sustainability. The company has explicitly stated that it requires separate funding for marketing activities and may need to conduct a second funding round after production is complete. There is no assurance that the company will be able to raise additional capital on acceptable terms, or at all. The company's ability to secure future financing will depend on numerous factors including the progress of film production, market conditions, investor appetite for entertainment ventures, and the company's ability to demonstrate progress toward its objectives. If the company cannot obtain additional financing when needed, it may be forced to curtail or abandon its business plans, delay or reduce marketing activities, or cease operations entirely. Any future financing will likely result in significant dilution to existing investors' ownership interests.

The entertainment and film industry is highly competitive, with the company facing competition from major studios, established independent film producers, streaming platforms producing original content, and thousands of other filmmakers seeking audience attention and distribution opportunities. These competitors typically have substantially greater financial resources, established distribution relationships, recognized brands, experienced production teams, and marketing capabilities. The proliferation of content across theatrical, streaming, and digital platforms has created an oversaturated market where gaining audience attention and achieving commercial success is increasingly difficult. The company, with its minimal resources and personnel, will face significant challenges in competing effectively for audience attention, distribution opportunities, and revenue generation. There is substantial risk that the company's film will be unable to differentiate itself in this crowded marketplace or achieve sufficient visibility to generate meaningful revenue.

The success of any film project depends entirely on unpredictable audience reception and market demand. Consumer preferences in entertainment are highly subjective and volatile, influenced by cultural trends, competing content, marketing effectiveness, critical reviews, and numerous other factors beyond the company's control. There is no assurance that the company's film will resonate with audiences, receive positive reviews, or generate sufficient interest to achieve commercial viability. The company has provided no information about market research, target audience analysis, or validation of demand for its proposed film content. Without proven demand or audience interest, the investment is highly speculative. Even well-funded films with experienced teams and major studio backing frequently fail to achieve commercial success. The risk of market rejection is substantially higher for an early-stage company with minimal resources and no established track record in the industry.

The company's business depends on its ability to create, own, and protect intellectual property rights in its film content, including copyrights in the screenplay, film footage, music, and other creative elements. The company may face risks related to claims that its content infringes on the intellectual property rights of others, including copyright infringement, trademark violations, or rights of publicity claims. Defending against such claims can be extremely costly and time-consuming, potentially exceeding the company's limited financial resources. Additionally, the company must secure proper rights and releases from all cast, crew, locations, music, and other creative contributors, and failure to obtain proper documentation could result in legal disputes that prevent the film's distribution or require costly settlements. The company has not disclosed its intellectual property strategy, rights clearance procedures, or whether it has obtained legal counsel experienced in entertainment law to manage these complex issues. Any intellectual property disputes could delay or prevent the film's completion and distribution, resulting in total loss of invested capital.

Film production is subject to numerous industry-specific regulations, union requirements, and contractual obligations that can significantly impact production costs and operational flexibility. The company may be required to comply with Screen Actors Guild (SAG-AFTRA) agreements, Directors Guild of America (DGA) requirements, Writers Guild of America (WGA) rules, and various other entertainment industry union contracts and regulations. Compliance with these requirements can substantially increase production costs and impose specific working conditions, payment structures, and credit obligations. Additionally, the company must comply with various federal, state, and local regulations governing film production activities, including labor laws, workplace safety requirements, location permits, and insurance requirements. The company's minimal personnel and limited resources may be inadequate to navigate this complex regulatory landscape. Failure to comply with applicable regulations or union requirements could result in work stoppages, fines, penalties, legal disputes, or inability to distribute the completed film through certain channels.

The securities offered appear to be structured as revenue-based instruments where investor returns depend on the company generating revenue from the film project. This structure creates significant uncertainty about if and when investors will receive any payments. Revenue-based securities do not provide equity ownership, voting rights, or claims on company assets. Investors' returns are entirely dependent on the film generating sufficient revenue after accounting for distribution costs, marketing expenses, and other deductions that may be applied before calculating amounts payable to investors. The company has broad discretion in determining what constitutes revenue, what expenses are deducted, and how payments are calculated and distributed. There is no guarantee that the film will generate any revenue, and even if it does, the revenue may be insufficient to provide meaningful returns to investors after all deductions and expenses. The terms governing revenue calculation and payment may be complex and difficult for investors to verify or enforce. Investors should assume there is a substantial likelihood they will receive no payments under these securities.

The securities offered are highly illiquid and there is no public market for them, nor is any market expected to develop. Investors must be prepared to hold these securities indefinitely with no ability to sell or transfer them. The securities are subject to restrictions on transfer and cannot be sold without registration under securities laws or an applicable exemption. Even after any applicable holding period expires, there will be no buyers for these securities as they are custom instruments tied specifically to this film project with no standardized terms or trading market. Investors should assume they will never be able to liquidate their investment and must be prepared to lose their entire investment amount. The lack of liquidity means investors cannot access their capital even if they experience financial hardship or need funds for emergencies. This investment should only be made with capital that investors can afford to lose completely and will not need for any purpose.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 15.1% working capital and general corporate purposes, 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$124,000**

Use of Proceeds: *Our maximum would allow us to cover every anticipated cost from pre-production thru to completion, inclusive of marketing, distribution, and the 7.9% WeFunder fee. We do not anticipate needing to raise the full amount via WeFunder as we have already secured off-platform investments, and are applying for non-recoupable soft money and grants, but wanted to account for a scenario where we are financed exclusively via WeFunder.*Fundraise Target

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Provided that Company has completed the Offering, and Financier is not in breach of this Agreement, Company agrees to repay to Financier the Financing Amount, together with the applicable premium thereon (the "Financier Recoupment"), solely from Gross Receipts (if any) in accordance with this Paragraph 5. The standard premium shall equal twenty percent (20%) of the applicable Financing Amount. As an early-investor incentive, the applicable premium with respect to Financing Amounts included within the first Two Hundred Fifty Thousand Dollars ($250,000) of aggregate Participating Financing actually funded for the Picture shall equal twenty-two percent (22%) of such Financing Amount, representing a ten percent (10%) bonus on the otherwise applicable twenty percent (20%) premium. If a Financing Amount causes aggregate Participating Financing to exceed $250,000, the twenty-two percent (22%) premium shall apply only to the portion thereof falling within the first $250,000, and the standard twenty percent (20%) premium shall apply to the balance. "Gross Receipts" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Company or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Company or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

a. First, to the payment of the following:

i. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture;

ii. All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post- production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor;

iii. Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

iv. Any compensation, deferred compensation and bonuses payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture), including, without limitation, approved deferred producer fees, director fees, cast fees and crew fees, together with any approved Deferments. For purposes of this Agreement, "Deferments" means approved arrangements for the deferred payment of compensation and/or some or all of the cost of goods and/or services included in the final approved Production Budget or Financing Plan.

b. Next, to the payment of any loans, plus reasonable interest thereon;

c. Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all financiers, including Financier, have received one hundred percent (100%) of the Financing Amount, plus the applicable premium determined pursuant to this Paragraph 5;

d. Finally, to Net Receipts. "Net Receipts," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 5(a) through (c) above. Company shall receive Fifty Percent (50%) of Net Receipts ("Company's Net Receipts") and the other Fifty Percent (50%) of Net Receipts shall be "Financier's Net Receipts." Each Financier shall be entitled to that percentage of Financier's Net Receipts equal to such Financier's Financing Amount divided by the aggregate amount of Participating Financing actually funded for the Picture by all financiers entitled to participate in Financier's Net Receipts. "Participating Financing" means cash equity financing actually contributed to the Picture by financiers entitled to participate in Financier's Net Receipts and excludes grants, subsidies, tax credits, rebates, incentives, loans, deferred compensation, in-kind contributions and other non-participating or soft-money financing, unless such financing is expressly granted participation in Financier's Net Receipts pursuant to the written financing terms applicable thereto. Company's Net Receipts shall be subject to the producer and creator participations established by Company in connection with the Picture. As presently established, Company's Net Receipts shall be allocated fifty percent (50%) to MadCap Pictures Limited and fifty percent (50%) to John Mathis, such participations being equivalent to twenty-five percent (25%) each of total Net Receipts. Such participations shall continue with respect to Company's Net Receipts for the duration of the Company's exploitation of the Picture, subject to any dilution or modification expressly agreed in writing by the applicable participant

VIP Bonus I Was Happy Yesterday will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

Yes: No Voting Rights

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified by mutual agreement between the issuer and investors, subject to compliance with applicable securities laws. Any material changes will be disclosed to investors, and if required, investors will be given the option to reconfirm or withdraw their investment before such changes take effect.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a

interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
1/2026	Regulation D	other	$250,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

I Was Happy Yesterday LLC (the "Company") is a limited liability company organized in May 2026 under the laws of Delaware. This film is driven by a team of highly experienced, passionate, strategically minded filmmakers and anchored by a meticulously crafted script built to resonate with audiences.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of September 1, 2026, we did not have any cash or cash equivalents on hand.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of May 7, 2026 included in this offering statement, we did not have any cash or cash equivalents on hand.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of May 7, 2026, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted an exempt offering resulting in raising an aggregate amount of approximately $250,000.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to to shoot and complete the film. Once production is complete, we will allocate money for the film's marketing. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Sally Ghaly**, certify that:

(1) the financial statements of I Was Happy Yesterday LLC included in this Form are true and complete in all material respects; and

(2) the financial information of I Was Happy Yesterday LLC included in this Form reflects accurately the information reported on the tax return for I Was Happy Yesterday LLC filed for the most recently completed fiscal year.

Sally Ghaly

Sally Ghaly
Founder + Producer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://iwashappyyesterdayfilm.wordpress.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- I Was Happy Yesterday Film Financing Agreement
- Early Bird I Was Happy Yesterday Film Financing Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- John Mathis
- Sally Ghaly

Appendix E: Supporting Documents

- Attachment #24690

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- I Was Happy Yesterday Film Financing Agreement
- Early Bird I Was Happy Yesterday Film Financing Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- John Mathis
- Sally Ghaly

Appendix E: Supporting Documents

- Attachment #24690

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the Wefunder Listing Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I Was Happy Yesterday LLC

By

Sally Ghaly

Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sally Ghaly

Producer
9/16/2026

John Mathis

Director/Screenwriter
9/17/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.